Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 26, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Registration Statement on Form S-4

Filed March 15, 2022

File No. 333-263573

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated April 15, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form S-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with exhibits, marked to indicate changes from the Registration Statement as initially filed with the Commission on March 15, 2022.

Amendment No. 1 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form S-4

Q: What will happen in the Transaction?, page 3

1.	Advise if the number of shares being converted and exchanged as a product of the Exchange Ratio will be rounded to the nearest whole number of shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to disclose that the shares being converted and exchanged as a product of the Exchange Ratio will be rounded down to the nearest whole number of shares. Please see pages 3, 5 and 120 of Amendment No. 1.

Q: What equity stake will the current equityholders of DPCM and D-Wave hold in D-Wave Quantum..., page 6

2.

We note your presentation of the sponsor’s ownership interest does not include the Earnout shares. Please revise here or separately disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the Earn-out shares.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 7 of Amendment No. 1.

Q: What interests does the Sponsor and DPCM’s officers and directors have in the Transaction?, page 9

3.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 10, 11, 34, 35, 73-75, 283 and 284 of Amendment No. 1.

Q: PIPE Subscription Agreements, page 24

4.

Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. We note your disclosure that DPCM’s CEO has entered into a PIPE Subscription Agreement. Disclose if any other of DPCM’s sponsors, directors, officers or their affiliates intend to participate in a private placement at Closing.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 9, 73, 248, 267 and 282 of Amendment No. 1.

Transaction Support Agreement, page 25

5.

We note that DPCM and D-Wave entered into a Transaction Support Agreement whereby D-Wave shareholders agreed to support and vote in favor of the Transaction. Advise whether the Transaction Support Agreement involves only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of D-Wave and that the persons signing the agreements collectively own less than 100% of the voting equity of D-Wave. Refer to Securities Act Sections Compliance and Disclosure Interpretation 239.13 for further guidance.

Response: The Company acknowledges the Staff’s comment, as well as the Staff’s guidance set forth in Compliance and Disclosure Interpretation 239.13. The Company confirms that the parties to the Transaction Support Agreement collectively own less than 100% of the voting equity of D-Wave. The Company advises the Staff that the Transaction Support Agreement involves, among other parties, certain holders of voting equity securities of D-Wave that hold less than 5% of the voting equity securities of D-Wave. However, the D-Wave Quantum Common Shares and/or Exchangeable Shares to be issued in the Transaction to each Supporting D-Wave Shareholder party to the Transaction Support Agreement will be issued pursuant to a court-approved plan of arrangement in reliance on Section 3(a)(10) of the Securities Act, which provides an exemption for offers and sales of securities in specified exchange transactions. The offer and sale of such securities are not being registered under the Registration Statement.

Industry and Market Data, page 42

6.

You state that the accuracy and completeness of information included in your disclosure from certain third party publications “is not guaranteed.” As this statement may imply an inappropriate disclaimer of responsibility with respect to the third party information, please either delete this statement or specifically state that you are liable for such information.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 44 of Amendment No. 1.

Risk Factors

Our business and growth are dependent on the success of our strategic relationships with third parties, page 48

7.

We note your disclosure that D-Wave’s business is dependent on certain third-party suppliers and that you have attached certain pilot line and semiconductor line operation agreements to your registration statement. Please disclose the key terms of these agreements in your registration statement and file any other agreements upon which D-Wave’s business is substantially dependent. Refer to Item 601(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 192 and 193 of Amendment No. 1. The Company hereby confirms that there are no other agreements on which D-Wave’s business is substantially dependent that would be required to be filed as exhibits to the Registration Statement.

Our business model includes a relatively new four-phase engagement model..., page 50

8.

We note your disclosure on page 50 about your new four-phase engagement business model. Please advise how this relates to D-Wave’s three-pronged go-to-market model and disclose relevant details about its four-phase engagement model. You state that if your technology does not drive continued progression of customers through the four phases, then the result could have a material adverse effect on your business, financial condition or results of operations.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 186 of Amendment No. 1. D-Wave’s three-pronged go-to-market model consists of its partner-led strategy, direct sales strategy and direct to developer strategy. The four-phase engagement business model, D-Wave Launch, applies to the direct sales strategy, which generates a substantial majority of D-Wave’s revenue.

Unfavorable conditions in our industry or the global economy, including uncertain geopolitical conditions..., page 60

9.	Disclose the risk of potential cyberattacks by state actors as a result of Russia’s invasion of the Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 57 of Amendment No. 1.

We have identified a material weakness in our internal control over financial reporting. If we fail to remedy this weakness..., page 69

10.

We note that you have identified a material weakness in your internal control over financial reporting and have implemented remedial measures. Please disclose how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

Risks Related to DPCM, D-Wave Quantum and the Transaction, page 71

11.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 81 and 82 of Amendment No. 1.

Each of DPCM and D-Wave have incurred and will incur substantial costs in connection with the Transaction and related transactions..., page 80

12.	Provide an estimate of the aggregate transaction expenses that DPCM and D-Wave expect to incur in connection with the Transaction.

Response: The Company acknowledges the Staff’s comment and confirms that the aggregate transaction expenses that DPCM and D-Wave expect to incur in connection with the Transaction are estimated to be approximately $44.6 million. Please refer to page 197 of Amendment No. 1.

D-Wave Quantum may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you..., page 89

13.

Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and confirms that recent DPCM Class A Common Stock trading prices do not exceed the threshold that would allow the Company to redeem Public Warrants. In the period from March 11, 2022 to April 22, 2022, the most recent 30-day period, the closing price per share of DPCM Class A Common Stock did not exceed $10.00. The circumstances in which the Company may redeem the Public Warrants are described on pages 230 through 232 of Amendment No. 1. If and when the Public Warrants become available for redemption and the Company elects to redeem the Public Warrants, the Company will provide 30 days’ prior written notice of redemption to each warrant holder. The Company has also revised the Registration Statement in response to the Staff’s comment. Please see page 231 of Amendment No. 1.

Potential Purchases of Public Shares and/or Warrants, page 105

14.

We note your disclosure that you may grant put options or other agreements to protect investors or holders against potential loss in the value of their shares. Revise your risk factors to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock or provide other downside protection. For example, discuss how such forced purchases would impact the cash you have available for other purposes and the execution of your business strategy. Please clarify whether you intend to circulate a new or amended proxy statement/prospectus if such agreements are entered into prior to the Special Meeting in addition to the Current Report on Form 8-K your disclosure indicates you would file. Further, advise if you anticipate entering into such transactions after the Special Meeting and before Closing of the Transaction and, if so, your view on why this information would not need to be shared with DPCM’s public stockholders prior to their vote on the Transaction.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 107, 159 and 286 of Amendment No. 1.

Unaudited Pro Forma Combined Balance Sheet, page 147

15.	Please include a subtotal column to reflect D-Wave on a pro forma basis to give effect to the Material Event, before giving effect to the merger with DPCM Capital, Inc.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 150 and 151 of Amendment No. 1.

Information about D-Wave, page 175

16.

To the extent material, provide a breakdown of the revenue D-Wave generates from each of its product types or services, including from QCaaS and professional services. Balance this presentation with disclosure of its net losses for the periods presented in the financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 181 of Amendment No. 1.

Our Quantum Computers, Developer Tools and Quantum Hybrid Solvers Delivered via QCaaS, page 177

17.

We note your disclosure here that you are planning to provide a multilayer fabrication stack to deliver gate-based quantum computing. To help investors understand your product plans, clarify your use of the term multilayer fabrication stack. Additionally, disclose how you intend to deliver this product, whether as physical hardware to customers or if the gate-based quantum computing will be provided through your cloud service or other means.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 181 of Amendment No. 1.

Customers and Applications, page 178

18.

We note your disclosure that D-Wave had three significant customers in 2021. Please disclose the materials terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, while the customers referenced in the Staff’s comment each represented more than 10% of D-Wave’s revenue in 2021 and 2020, D-Wave does not expect any such customers to represent more than 10% of its revenue in 2022 or thereafter. D-Wave’s business is not substantially dependent on any one of these customers, and D-Wave confirms that the terms of its agreements with such customers are generally consistent with those of its other Leap quantum cloud service customers. As a result, the Company respectfully submits that the identity of such customers and a discussion of the terms of such agreements would not be material to an investor’s understanding of the Company’s business or results of operations.

Our Business Model, page 182

19.

Please revise to more fully explain your free trial service for Leap, including restrictions and time frames associated with the free trial. Please also provide investors with metrics, where possible, to give more context about the scope of your direct sales, partner and developer strategies. For example, consider quantifying historical revenues from direct sales compared to re-sellers.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to more fully explain the free trial service for Leap, including restrictions and time frames associated with the free trial. Please see page 186 of Amendment No. 1.

The Company hereby advises the Staff that, while D-Wave pursues a three-pronged go-to-market model, a substantial majority of its revenue is generated from its direct sales strategy, with revenue generated through partner and developer strategies being immaterial. In addition, the Company advises that it is not practicable to provide investors with other metrics regarding the scope of each particular strategy. Therefore, the Company has not included such information in Amendment No. 1.

Expansion into gate-model, page 187

20.

Please revise to include key details from your “Clarity” product roadmap that you reference on page 189 to the extent this roadmap includes material information about the timing and development of your gate-model hardware. We also note your disclosure on page 47 that D-Wave’s growth is dependent on scaling up manufacturing of its products and constructing quantum computing technology. Provide an overview of your business plan to build this capacity.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 181 and 193 of Amendment No. 1.

Key Strategic Relationships, page 188

21.

We note your disclosure of several key relationships and the entry by D-Wave into investment and resale agreements with NEC and a contract with Lockheed. Please revise your disclosure to describe the key terms of any material agreements, including the term and termination provisions, and for any other contracts upon which D-Wave’s business is substantially dependent. File a copy of any such agreement as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that the relationships referenced in the Staff’s comment are not governed by agreements that are material to the Company within the meaning of Item 601(b)(10) of Regulation S-K. D-Wave’s agreements with NEC are the type that ordinarily accompany the business conducted by D-Wave and D-Wave is not substantially dependent on such agreements. Further, resales pursuant to the global reseller agreement represent an immaterial amount of D-Wave’s revenue. D-Wave’s agreement with Lockheed is also the type that ordinarily accompanies the business conducted by D-Wave, and D-Wave is not substantially dependent on its collaboration with Lockheed governed by such agreement. The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 192 of Amendment No. 1.

D-Wave Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 192

22.

Please tell us whether management uses any key metrics to monitor or evaluate the key factors that affect D-Wave’s performance or manage its business. If so, please tell us your consideration of disclosing these measures for each of the periods presented. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and advises the Staff that D-Wave’s management currently considers revenue and, to a more limited extent, certain expenses reported in accordance with GAAP, as well as net income (loss), to be the most important metrics in evaluating D-Wave’s financial condition and performance at this stage of its development. D-Wave’s management has considered other operating metrics but determined that they are not key to the internal business evaluation of D-Wave’s performance and would not be material to investors.

Management of D-Wave Quantum, page 217

23.

Please revise to include specific dates of service for the past and present occupations held for each of your executive officers and directors during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 221 and 222 of Amendment No. 1.

Beneficial Ownership of Securities, page 248

24.	Please disclose the natural person(s) with dispositive and voting power over shares held by the Public Sector Pension Investment Board.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 253 of Amendment No. 1.

Background of the Transaction, page 263

25.

When you refer to representatives of D-Wave, DPCM, the sponsor, or the DPCM board, identify any executive officers or board members that were present or are referenced, or confirm that you mean all members of the board or executive officers, as applicable. In addition, please expand the description of the transaction timeline to include any relevant disclosure to address:

•	whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

•

whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•	the negotiation of any arrangements for any shareholder to waive its redemption rights;

•	the underlying reason why the Earn-out shares and shares subject to forfeiture by the sponsor were negotiated;

•	any discussions relating to the assumptions underlying the financial projections provided by D-Wave; and

•

any discussions involving continuing employment or involvement for any persons affiliated with DPCM before the merger, any formal or informal commitment to retain any of the financial advisors after the merger, and any pre-existing relationships between DPCM (or individuals affiliated with DPCM) and additional investors.

Response: In response to the Staff’s comment, the Company has supplemented its disclosure as follows:

•	in the section entitled “Background of the Transaction” to identify any executive officers or board members that were present or are referenced in respect to the events described therein;

•

on page 268 of Amendment No. 1 to describe the Sponsor’s and its affiliates’ track record with special purpose acquisition companies (“SPACs”) and to disclose that, at the time of the search for targets and the negotiation of the Transaction, the Sponsor had sponsored no other SPACs searching for a target;

•

on pages 10, 12, 34 73, 108, 282 and F-48 of Amendment No. 1 to disclose that the only arrangements for stockholders to waive their redemption rights were entered into by DPCM’s Initial Stockholders, officers and directors in connection with the IPO Letter Agreement;

•

on page 274 of Amendment No. 1 to highlight that the terms of any Earn-out Shares and shares subject to forfeiture were negotiated between DPCM and D-Wave in connection with the overall transaction structure and terms;

•	on page 271 of Amendment No. 1 to highlight any discussions between DPCM and D-Wave relating to the assumptions underlying the financial projections provided by D-Wave; and

•	on pages 272 and 274 of Amendment No. 1, to disclose any discussions regarding the ongoing involvement of the Sponsor’s nominee to the board of directors of the Company, Emil Michael.

Certain Projected Financial Information, page 270

26.

Tell us why you believe D-Wave has sufficient engagement with customers and a reasonable basis to project revenue through 2026 given your disclosure of risks associated with its status as an early-stage company and the developing market for quantum computers. Quantify any other material assumptions described as used in preparing the projections, such as the number of quantum-accelerated applications developed by customers, product offerings, and length of the sales cycle, among others. Clarify if the projections account for D-Wave’s development of a gate-model quantum computing system.

Response: The Company acknowledges the Staff’s comment. As disclosed in the Registration Statement, in 2021 D-Wave recognized revenue from approximately 25 companies included in the Forbes Global 2000, and is currently engaged with numerous additional customers, many of which are large global enterprises. The Company believes that it has a reasonable basis to project revenue through 2026 because D-Wave is currently the only quantum computing provider that is able to address the combinatorial optimization portion of the estimated total addressable quantum computing market, which is expected to be substantially larger than D-Wave’s projected revenue. In addition, D-Wave’s current and prospective customers are in the early stages of applying quantum computing use cases to their respective businesses, and the Company expects that successful initial applications will lead to a significant increase in both the size and number of use cases going forward.

The Company advises the Staff that it has revised the Registration Statement in response to the Staff’s comment to (i) address additional assumptions used in preparing the projections referenced in the Staff’s comment and (ii) confirm that such projections do not include revenue from a gate-model quantum computing system, but do include research and development expenses relating to the development of such a system. Please see pages 275, 276 and 278 of Amendment No. 1.

Financial Projections, page 273

27.

Please revise your table to provide additional financial operating data to balance the information provided. For example, please disclose the amount of Research and Development expense and related headcount for each period presented. Please clarify the extent to which your projections assume continued government assistance and the basis for those assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 276 and 278 of Amendment No. 1. The Company advises the Staff that the projections exclude any assumed continued government assistance.

28.

You disclose on page 271 that your assumptions presume that revenue from QCaaS will increase from 45% of total revenue in 2022 to 95% of total revenue in 2026. Please explain the basis for your revenue growth assumptions both in total and by product/service. Please also revise your table on page 273 to provide disaggregated revenue disclosure by product type, similar to your presentation on page F-23.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 278 of Amendment No. 1. The Company advises the Staff that the Company estimates that, over the financial projection period, QCaaS will increase as a percentage of total revenue due to the recurring nature of the QCaaS service offerings. As customers transition through D-Wave’s four phase engagement model, the fourth phase (full production) is a recurring annual QCaaS revenue stream that is expected to grow through the combined effect of recurring customers and new customers expected to be added each year.

29.

We note your disclosure that D-Wave’s implied enterprise value was based, in part, on an analysis of comparable companies. Please revise your disclosure on page 275 to explain the criteria used to select the comparable companies used. We note your reference to competitors Rigetti Computing and IonQ on page 189. Please tell us how you considered other similarly sized publicly traded quantum computing companies.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 280 of Amendment No. 1 to disclose the criteria used to select comparable companies for DPCM’s analysis of D-Wave, which included public companies in the computer processing industry, as no directly comparable public companies in the quantum computing industry were available for comparison at the time of DPCM’s analysis. The Company acknowledges the Staff’s reference to Rigetti Computing and IonQ, which are described as competitors to D-Wave; however, at the time of DPCM’s comparable company analysis, such companies had not yet completed their respective business combination transactions pursuant to which their respective securities became publicly traded.

Certain Benefits of DPCM’s Directors and Officers and Others in the Transaction, page 277

30.

We note your disclosure on page 78 that certain of your directors and officers would not be able to serve as an officer or director if DPCM’s charter did not waive the doctrine of corporate opportunity. Please address this potential conflict of interest and whether it impacted your search for an acquisition target and revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 11, 35, 74 and 284 of Amendment No. 1.

D-Wave Systems, Inc. Consolidated Financial Statements

2. Basis of presentation and summary of significant accounting policies

Revenue recognition, page F-16

31.

Please revise to explain in detail what is meant by the statement that professional services are recognized “as they are earned based on the terms of the contract”. Please also revise to explain when you use this method to recognize revenue as compared to an input method based upon costs incurred.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-18 of Amendment No. 1.

32.

We note your discussion of your offerings on page 178 and your discussion of key strategic relationships on page 188. Please revise your revenue recognition policy footnote to more clearly explain how the offerings you describe on page 178 correspond to your discussion of performance obligations on pages F-16 through F-18.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-18 of Amendment No. 1.

33.

You disclose on page F-18 that revenue from QCaaS is recognized on a straightline basis over the contractual period. However, on page 194, you indicate that QCaaS revenue may also be recognized on a usage basis. If your contracts with customers include variable fee arrangements based upon usage or other variable payment terms, please revise to disclose how you recognize variable consideration. Please refer to ASC 606-10-50-20.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 198 and F-17 of Amendment No. 1.

Contract assets and contract liabilities, page F-18

34.

Your disclosure on page F-18 distinguishes between contract liabilities associated with deferred product revenue and deferred service revenue and indicates that deferred service revenue typically results from maintenance and other service contracts. Your revenue disclosures on page F-17 make no reference to maintenance contracts and indicates that deferred revenue is primarily composed of fees related to QCaaS. Please revise to more clearly explain what deferred revenue represents. To the extent that you have maintenance or other service contracts with customers, please revise to more clearly explain the terms of those contracts, the related performance obligations, and how you recognize revenue associated with those contracts.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-18 of Amendment No. 1.

9. Leases, page F-28

35.

Please revise to clarify what is meant by footnote (1) next to the weighted average discount rate in the table of weighted-average remaining lease terms and discount rates for operating leases on page F-29.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-29 of Amendment No. 1.

12. Stock-based compensation, page F-33

36.

Please provide us with a breakdown of all equity awards granted from July 1, 2021 and leading up to your filing, including the fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to those fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of shares of common stock as determined by the exchange ratio in the merger agreement.

Response: The Company acknowledges the Staff’s comment. Set forth in the table below are the stock options granted by D-Wave from July 1, 2021 through the filing of the Registration Statement, including the fair value of the underlying D-Wave Common Shares used to value such awards at the grant date.

Applicable 409A Valuation Report	Grant Date	Number of Shares of common Stock Underlying Stock Options Granted	Exercise Price per Share of Common Stock (409A)	Deemed Fair Value per Share of Common Stock for Financial Accounting Purposes
March 31, 2021	20-Aug-21	1,687,602	$0.82	$3.67
March 31, 2021	20-Aug-21	27,900	$0.82	$3.67
March 31, 2021	20-Aug-21	747,995	$0.82	$3.67
	No options granted after Aug 20, 2021	—
November 30, 2021	N/A	—	$5.72	$5.72

The fair value of the underlying D-Wave Common Shares outlined below were determined by third-party valuations. The third-party valuations were prepared using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Guide”).

March 2021 Valuation

As set forth in the table above, the only options granted from July 1, 2021 onwards were options granted on August 20, 2021. D-Wave granted options to purchase an aggregate of 2,463,497 D-Wave Common Shares at an exercise price of $0.82 per share.

The D-Wave Board determined the fair value of the shares as of the grant date to be $0.82 per share based on a number of factors, including D-Wave’s third party valuation, dated March 31, 2021 (the “March 2021 Valuation”), which determined the fair value of the shares to be $0.82 per share as of such date using the Option Pricing Method (“OPM”). The OPM calculation was primarily based on D-Wave’s prior financing transaction, completed in April 2020, using the Back Solve Method, and also reflected the following considerations:

•

the prices at which D-Wave sold shares of redeemable convertible preferred stock and the superior rights and preferences of the redeemable convertible preferred stock relative to its common shares at the time of each grant;

•	external market conditions affecting the research and development industry and trends within the industry;

•	D-Wave’s stage of development and business strategy;

•	D-Wave’s financial condition and operating results, including its levels of available capital resources, and forecasted results;

•	developments in D-Wave’s business;

•	the progress of D-Wave’s research and development efforts;

•	equity market conditions affecting comparable public companies; and

•	general market conditions and the lack of marketability of its common shares.

November 2021 Valuation

On August 23, 2021, D-Wave entered into a Letter of Intent (“LOI”) regarding a business combination with DPCM. In light of the LOI and potential transaction contemplated thereby, D-Wave’s management and a third-party valuation firm performed a valuation of D-Wave’s Common Shares as of November 30, 2021 (the “November 2021 Valuation”). Following the execution of the LOI, D-Wave did not grant any additional options.

For the November 2021 Valuation, a hybrid method was determined to be the most appropriate methodology for determining the fair value of D-Wave Common Shares at such time. Two scenarios were examined: (1) the SPAC scenario (the “SPAC Scenario”), and (2) the stay private scenario (the “Stay Private Scenario”).

1.

The SPAC Scenario represented the potential future value of the D-Wave Common Shares upon a SPAC transaction like the one contemplated by the LOI. The SPAC price, based on the exit value and total diluted shares contemplated by the LOI, was then discounted at a 35.0% cost of capital to arrive at the implied marketable SPAC price as of November 30, 2021. The application of the discount was reasonable because the exit value represented a potential future value subject to significant uncertainty, and the SPAC price was risk adjusted to consider inherent risks related to completing a SPAC transaction.

2.

The Stay Private Scenario represented the value of D-Wave if it were to continue operating as a private company. In considering valuation approaches for D-Wave, the third-party valuation firm relied on the market and income approaches.

The final valuation methodology employed a hybrid approach between the Probability-Weighted Expected Return Method (“PWERM”) and OPM, estimating the probability weighted value across multiple scenarios but using the OPM to estimate the allocation of value within one or more of those scenarios. The hybrid method was deemed to be an effective alternative to explicitly modeling all PWERM scenarios because D-wave was explicitly contemplating a potential near-term transaction but was unsure as to whether such proposed transaction would result in a definitive agreement and ultimately be completed.

The resulting fair value of $5.72 per D-Wave Common Share was derived based on a weighted value assigned to the Stay Private Scenario and SPAC Scenario of 25% and 75%, respectively, based on the probability of each scenario, as well as applying a 25% and 9% Discount for Lack of Marketability, respectively. D-Wave assigned a 75% probability to the SPAC Scenario based on the LOI and subsequent negotiations with DPCM prior to the November 2021 Valuation, as a result of which D-Wave determined that the SPAC Scenario was significantly more probable, though still uncertain.

Reassessment of 2021 Awards

To calculate and record stock-based compensation charges, D-Wave retrospectively assessed the fair value of its common shares in connection with its equity awards during the year ended December 31, 2021 using a linear interpolation methodology between respective valuation dates. D-Wave determined that linear interpolation provides the most reasonable basis for the valuation of the D-Wave Common Shares during 2021 because D-Wave did not identify any significant events or changes with respect to its business, operations or prospects that occurred during the period between valuation dates that would have caused a material change in fair value.

Transaction Implied Fair Value

On February 8, 2022, D-Wave and DPCM announced that they had entered into a definitive agreement with respect to the Transaction, which reflected a pre-money equity value for D-Wave of $1.2 billion and implied a fair value up to $10.00 per D-Wave Common Share. While the valuations of D-Wave Common Shares for financial reporting purposes were determined in accordance with the guidelines set forth in the Practice Guide, D-Wave’s determination of fair value per share in connection with the Transaction was based on 2026 estimated revenues and a revenue multiple, discounted back to 2021.

The Exchange Ratio provided for in the Transaction Agreement is based on the same $1.2 billion pre-money equity valuation of D-Wave as was used in the SPAC Scenario in the November 2021 Valuation. The increase in implied fair value is due to the increase in the probability of the Transaction being completed.

15. Earnings per share, page F-38

37.

We note your disclosure on page F-38 that potentially dilutive securities were not included in the diluted per share calculations because they would be anti-dilutive. As such, it’s unclear why your table showing the computation of basic and diluted net loss per share includes a line item for the effect of stock options. Please explain why this line item is included or revise to remove it from the table.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page F-38 of Amendment No. 1.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Robert Littlepage

Lisa Etheredge

Securities and Exchange Commission

John M. Markovich

Tanya J. Rothe

D-Wave Systems Inc.

Emil Michael

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Thomas R. Martin

Greenberg Traurig, P.A.

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP